EXHIBIT 1

Suite 1050 – 625 Howe Street Vancouver, BC V6C 2T6	Tel: 1-604-689-0234 Fax: 1-604-688-0094
FOR IMMEDIATE RELEASE
PERU COPPER ANNOUNCES SECOND NEW DISCOVERY
OF LARGE ZINC DEPOSIT ADJACENT TO EXISTING
TOROMOCHO OREBODY
Vancouver, British Columbia, Canada, January 3, 2007- Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL: CUP) (“Peru Copper” or the “Company”) is pleased to announce that a second large zinc, copper zone is being drill tested immediately north of the Toromocho orebody. This scarn mineralization, like the Southeast deposit south of Toromocho (see news release dated December 18, 2006), is peripheral to the large collapsed breccia pipe which hosts most of the two billion tonne Toromocho copper orebody. The Toromocho deposit exhibits classic concentric porphyry copper zoning with a central copper, molybdenum, silver cylindrical core surrounded by a zinc, copper, silver, gold scarn “donut.” Potential ore grade scarn mineralization is present where the “donut” occurs in Pucara limestone as in the Southeast and Northern deposits. Exploration to date has been concentrated in the central copper, molybdenum, silver core leaving the scarn zinc, copper, silver, gold “donut” still partly unexplored and open to expansion.
A small portion of the Northern Zone was explored in 2004 with drilling in the vicinity of the Pique Central shaft. Most of the 2004 holes were drilled from deep underground drill stations and consisted of a few flat underground holes which terminated at the then property boundary. This left a thick unexplored overlying section of mineralization open to the north. The extension of this zone to the north entered property then owned by the Austria Duvas Company, but now optioned to Peru Copper (see news release dated October 17, 2006). Based largely on sampling of underground workings and the very limited drill information available to date, an exploration target with potential for 125 million tonnes to 135 million tonnes in the range of 0.55%-0.68% Zn, 0.38%-O.43% Cu, 9g-13g Ag and 0.07g-1.02g Au has been identified. This exploration target is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. One rig is currently focused on this area but Peru Copper is planning to add up to two additional drill rigs to the Northern Zone to quickly bring this new discovery to the resource stage.
J. David Lowell, Executive Chairman of Peru Copper stated “We are very excited about the potential for expansion of the zinc rich scarn mineralization surrounding the Toromocho deposit. The average thickness of mineralized material in the new discovery in the Southeast Zone which we announced last month is 58 meters, but the potential vertical dimension in the Northern Zone is up to 300-400 meters. The Zinc, Copper, Silver and Gold in these two discoveries has potential to further increase the size of this already large deposit but even more importantly to provide higher value material for use as mill feed for the early years of the Toromocho Project and, if metal recoveries are positive, further enhance the project’s return.”
The drilling project has been conducted under the supervision of J. David Lowell, Registered Professional Engineer, Arizona State Board of Technical Registration and Executive Chairman of the Company, who is the Qualified Person for the project. Mr. Lowell has reviewed and approved the contents of this news release. All diamond drilling has been performed using HQ-diameter core with recoveries averaging greater than 95 percent. Core is logged and split on site under the supervision of Peru Copper geologists. Sampling is done on 1.5 meter intervals and samples are transported by company staff to CIMM Peru S.A. laboratories in Lima, Peru. CIMM Peru is an ISO 9001:2000-registered laboratory (Geochemical and Metallurgical samples analysis) and ISO 17025 Certification (Environmental samples analysis). Gold assays use a Fire assay 50g/5ml finished by atomic absorption and Silver, Copper, Zinc use a Multiacid digestion with atomic absorption (ore grade assay method). The QC/QA (quality control/quality assurance) program includes the insertion every 10th sample of known standards prepared by ALS chemex Laboratories in Lima.
For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com
Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-3 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-3 as on file with the Securities and Exchange Commission in Washington, D.C. and in the Annual Information Form of the Company filed in Canada. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.